Exhibit (a)(5)(A)

Tender Offer for Innotrac Stock Completed
Pursuant to Previously Announced Merger Agreement

ATLANTA, GA (January 6, 2014) – Innotrac Corporation (NASDAQ: INOC) (“Innotrac”), Blue Eagle Holdings, L.P. (“Parent”), and Blue Eagle Acquisition Sub, Inc., a wholly-owned subsidiary of Parent (“Purchaser”), today announced the successful completion of the previously-announced cash tender offer for all of the outstanding shares of common stock of Innotrac at a price per share of $8.20 (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding tax. Parent and Purchaser are affiliates of private equity firm Sterling Partners. The tender offer expired at 6:00 P.M., New York City time, on Friday, January 3, 2014.

The depositary for the tender offer has advised Purchaser that, as of the expiration of the tender offer, 6,149,923 shares were validly tendered and not withdrawn in the tender offer (excluding shares tendered by notices of guaranteed delivery), representing approximately 46.4% of the issued and outstanding shares, with an additional 22,900 shares tendered under the guaranteed delivery procedures described in the tender offer. All conditions to the offer have been satisfied. All shares that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the tender offer.

An additional 5,839,462 shares of Innotrac’s common stock, representing approximately 44.1% of the total shares outstanding, are owned by Mr. Dorfman and certain related shareholders and will be contributed to Parent pursuant to a Contribution and Support Agreement in exchange for 47,883.59 preferred limited partnership units of Parent. Immediately following the contribution contemplated by such Contribution and Support Agreement, Parent will contribute such shares to Purchaser as a contribution to the capital of Purchaser. As a result of the purchase of shares in the tender offer and the contribution of the shares held by Mr. Dorfman and related shareholders, Purchaser and Parent will have sufficient voting power to complete the acquisition of Innotrac through a “short-form” merger without a vote of Innotrac’s shareholders pursuant to Section 14-2-1104(a) of the Georgia Business Corporation Code (the “GBCC”). Purchaser and Parent expect to complete the merger on January 6, 2014.

Following the merger, Innotrac will be a wholly-owned subsidiary of Parent. Under the merger agreement, all remaining publicly held shares (other than shares held in the treasury of Innotrac or owned by Parent or Purchaser or held by shareholders who properly demand and perfect dissenters’ rights under the GBCC) will be converted into the right to receive the same Offer Price per share in cash, without interest and less any applicable withholding tax, that was paid to shareholders who tendered their shares in the tender offer. In connection with the closing of the merger, Innotrac requested that the NASDAQ Capital Market (“NASDAQ”) file a notification of removal from listing on Form 25 with the Securities and Exchange Commission (the “Commission”) with respect to shares of Innotrac’s common stock and suspend trading of the shares on NASDAQ prior to the opening of trading on January 7, 2014. Parent intends to cause Innotrac to file a Form 15 with the Commission to effect the termination of registration of Innotrac’s common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

About Innotrac

Innotrac Corporation, founded in 1984 and based near Atlanta, Georgia, is a best-in-class commerce provider integrating digital technology, fulfillment, contact center and business intelligence solutions to support global brands.  Innotrac’s fulfillment, order management and contact center solutions are integrated with all major web platforms, and seamlessly integrate with any required partner technologies. Innotrac employs sophisticated order processing and warehouse management technology and operates eight fulfillment centers and one call center spanning all time zones across the continental United States.  Innotrac Europe GmbH has a network of fulfillment centers, call centers, and returns processing facilities with operations in the UK, Germany, France, Denmark, Sweden, Poland, Austria, Italy, Switzerland, Ireland, Spain and the Netherlands. Connect with Innotrac www.innotrac.com or http://www.linkedin.com/company/innotrac.

About Sterling Partners

Sterling Partners, founded in 1983, is a growth-oriented, private equity firm. Sterling manages over $5 billion in institutional capital. Sterling’s investment approach is centered on INSPIRED GROWTH™, a philosophy of buying differentiated businesses and growing them in inspired ways. Sterling focuses on investing growth capital in small and mid-market companies in industries with positive, long-term trends, including education, healthcare, and business services.  Sterling provides valuable support to the management teams of the companies in which the firm invests through a deep and dedicated team of operations and functional experts based in the firm’s offices in Chicago, Baltimore, and Miami.

Contact

Steve Keaveney

Chief Financial Officer of Innotrac

678-584-4020

skeaveney@innotrac.com